UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 07, 2015

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Audited financial results for the year ended
30 June 2015



sasol

MAINTAINING MOMENTUM

Sasol Limited
Audited Financial Results
for the year ended 30 June 2015



Sasol is an international integrated chemicals and energy company that leverages the talent and expertise of about 31 000 people working in 37 countries. We develop and commercialise technologies, and build and operate world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and low-carbon electricity.

Salient features

Safety Recordable Case Rate, excluding illnesses, improved to

0,32

▲ **5%**

increase in liquid fuels sales volumes for Energy business in Southern Africa

Performance Chemicals and normalised Base Chemicals sales volumes up

▲ **2%**

Normalised cash fixed costs increased by

0%

Business Performance Enhancement Programme cost savings of

R2,5bn

exceeded 2015 financial year target by R1 billion

Response Plan achieved a

R8,9bn

cash conservation benefit at upper end of guidance

Headline earnings per share down

▼ **17%**

R49,76

despite a 33% decline in oil price

Lake Charles Chemical Project making good progress, with

80%

of funding secured



Segment report
for the year ended 30 June

Turnover R million			Segment analysis	Profit/(loss) from operations R million		
2013	2014	**2015**		**2015**	2014	2013
15 958	19 342	**20 859**	**Operating Business Units**	**1 173**	(3 527)	328
12 324	14 134	**15 687**	■ Mining	**4 343**	2 453	2 214
3 634	5 208	**5 172**	■ Exploration and Production International	**(3 170)**	(5 980)	(1 886)
171 004	204 666	**187 312**	**Strategic Business Units**	**45 448**	50 013	38 074
71 952	86 052	**75 800**	■ Energy	**22 526**	31 423	26 973
43 637	45 040	**39 728**	■ Base Chemicals	**10 208**	6 742	4 146
55 415	73 574	**71 784**	■ Performance Chemicals	**12 714**	11 848	6 955
13	53	**221**	■ **Group Functions**	**(72)**	(668)	2 443
186 975	224 061	**208 392**		**46 549**	45 818	40 845
(17 084)	(21 378)	**(23 126)**	Intersegmental turnover			
169 891	202 683	**185 266**				

Contribution to group turnover (%)



Contribution to group profit from operations (%)



Change in reportable segment information

Our new operating model, and a simplified and consolidated legal structure, came into effect on 1 July 2014. Our new group structure supports a value chain-based operating model, which organises our business according to capability, and standardises the group functions required to support and enable these activities. It aligns the components of Sasol – Operating Business Units, Regional Operating Hubs, Strategic Business Units, and Group Functions – according to a single value chain, focused on the production of liquid fuels, high-value chemicals and low-carbon electricity. The new operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer. Accordingly, the segment information for the prior years has been restated.

Sasol Limited Group

Overview

Maintaining momentum

President and Chief Executive Officer, David E. Constable says:

"With a new operating model, underpinned by streamlined corporate and management structures, simplified governance and decision-making processes, and new ways of working, Sasol is a redefined, resilient, integrated chemicals and energy company.

The launch of a significant change programme in 2012, at a time when we were delivering record profits, enabled us to place the company in the strongest position possible to respond to a turbulent macroeconomic environment.

Ultimately, our ability to sustainably reduce costs and fundamentally reposition Sasol for long-term growth and longevity is testament to the tenacity of our people who rallied behind the company's call to maintain momentum and remain focused on driving shareholder value for the benefit of all our stakeholders."

Financial results overview*

Earnings attributable to shareholders for the year ended 30 June 2015 increased to R29,7 billion from R29,6 billion in the prior year. Headline earnings per share decreased by 17% to R49,76 and earnings per share increased by 0,3% to R48,71 compared to the prior year.

Profit from operations of R46,5 billion increased by 2% compared to the prior year. This achievement was due to a strong overall operational performance with increased sales volumes, resilient margins and cost increases contained to below inflation. Conversely, the group's profitability was adversely impacted by a 33% decline in average Brent crude oil prices (average dated Brent was US$73,46/barrel for the year ended 30 June 2015 compared with US$109,40/barrel in the prior year). This decrease was partly off-set by a 10% weaker average rand/US dollar exchange rate (R11,45/US$ for the year ended 30 June 2015 compared with R10,39/US$ in the prior year).

In addition, Sasol's profitability for the 2015 financial year was also positively impacted by the following notable once-off and significant items:

- a cash-settled share-based payment credit to the income statement of R1,4 billion compared to an expense of R5,4 billion in the prior year, largely due to a 29% lower share price (closing share price of R450,00 compared to R632,36 in the prior year), partially negated by the increase in the number of share options exercised during the year;

- the extension of the useful life of our operating assets in South Africa resulting in a decrease in depreciation of R1,4 billion and environmental rehabilitation provisions of R1,8 billion; and

- net remeasurement items expense of R0,8 billion in the current year compared to a R7,6 billion expense in the prior year. These items relate mainly to the full reversal of the previous R2,0 billion impairment of the FT Wax Expansion Project, the partial impairment of our Canadian shale gas assets of R1,3 billion and the partial impairment of our Etame assets in Gabon of R1,3 billion.

Excluding the impact of these remeasurement items, net once-off charges and movements in our share-based payment expense, normalised earnings attributable to shareholders decreased by 30% from the prior year.

---

* All comparisons refer to the prior year ended 30 June 2014. Except for earnings attributable to shareholders and the Response Plan cash conservation measures, all numbers are quoted on a pre-tax basis.



Notwithstanding a tough macroeconomic environment, we maintained a strong operational performance across our global integrated value chain over the year. Our Energy Business in Southern Africa increased its liquid fuels sales volumes by 5% to 61,5 million barrels compared to the prior year. Our Chemicals Business delivered an exceptional performance, having consistently reported increased sales volumes over the past two years. Normalising for the impact of the sale of our Solvents Germany and Sasol Polymer Middle East (SPME) businesses and through focused marketing and sales initiatives, sales volumes for Performance Chemicals and Base Chemicals both increased by 2% from the prior year.

Internationally, our ORYX GTL facility sustained a solid performance, with an average utilisation rate of 90% for the year, in line with market guidance provided, despite an earlier than planned shutdown during December 2014 to January 2015.

Cash fixed costs remained flat, in nominal terms, compared to the prior year. Our Business Performance Enhancement Programme (BPEP) and Response Plan reduced our cash fixed costs, net of the implementation of the BPEP, by 5%, which was offset by the South African producers' price index (SA PPI). This was achieved despite a difficult South African cost environment in respect of labour and electricity charges.

Our company-wide BPEP made significant progress in sustainably reducing our cost base. We delivered actual cost savings of R2,5 billion, well ahead of our target of R1,5 billion for the 2015 financial year. Implementation costs for the programme were approximately R200 million below an expected R2,1 billion.

In turn, our Response Plan achieved a R8,9 billion cash conservation benefit, which is at the upper end of our R6 billion to R10 billion target range for the 2015 financial year.

The reduction in the effective corporate tax rate from 32,6% to 31,7% was impacted by the R1,3 billion partial impairment of our Canadian shale gas assets.

Cash flow generated from operating activities decreased by 5,6% to R61,8 billion, compared with R65,5 billion in the prior year. Our net cash position improved by 39% from R38 billion in June 2014 to R53 billion at 30 June 2015, driven largely by the stronger than expected operational business performance.

As previously announced, our revised dividend policy is a dividend cover range based on headline earnings per share. The dividend cover was 2,7 times at 30 June 2015 (30 June 2014: 2,8 times). Taking into account the current volatile macroeconomic environment, capital investment plans, our cash conservation initiative, the current strength of our financial position, and the dividend cover range, the Sasol Limited board of directors has declared a final gross dividend of R11,50 per share (15% lower than the prior year).

Chief Financial Officer, Bongani Nqwababa says:

"Our strong results for the 2015 financial year are testament to the resilience of our company, the diversity in our asset portfolio and our ability to decisively respond to the volatile and uncertain global economic environment.

Through our tailored business planning, we are making steady progress in mitigating the challenges of a low oil price environment.

Our Business Performance Enhancement Programme is delivering sustainable cost savings ahead of expectations, while our Response Plan allows us to conserve cash in a volatile environment. Cash flow generation remains robust, which, together with our solid, ungeared balance sheet, enables us to execute our growth projects in Southern Africa and the United States. Our US$8,9 billion world-scale ethane cracker and downstream derivatives complex in Lake Charles, Louisiana remains on track to reach beneficial operation in 2018."

Sasol Limited Group
Overview
(continued)

Business Performance Enhancement Programme delivering results

As part of our BPEP, the process of implementing redesigned organisational structures, and subsequent employee placements, was largely concluded by 30 June 2015.

At the end of the reporting period, nearly 2 500 voluntary separations and early retirement applications were approved by the company, with our overall headcount reducing from 33 400 to 30 919 employees, a net reduction of 7,4%. Our headcount includes natural attrition over the period, the conversion of approximately 300 temporary employees to permanent positions and the addition of nearly 300 employees for our growth projects. The remaining restructuring processes will be completed early in the 2016 financial year.

The BPEP's actual cost savings at 30 June 2015 amounted to R2,5 billion, which is R1 billion higher than the forecasted savings of R1,5 billion previously communicated. The actual savings represent an annual run rate of R2,8 billion.

We continue to drive sustainable cost savings of R4,0 billion by the end of the 2016 financial year (off a 2013 cost base), with an exit run rate of at least R4,3 billion. Cost trends are still forecast to track SA PPI from the 2017 financial year.

Implementation costs for the programme amounted to R1,9 billion for the full financial year, R200 million lower than planned. These costs included separation packages as well as the enterprise resource planning system implementation costs relating to our SAP project which was successfully implemented in July 2015 for our South African Chemicals Business, Supply Chain, Payroll, Global Human Resources and Safety, Health and Environment business processes.

Response to lower oil prices

Our 30-month cash conservation target, using 31 December 2014 as the baseline, is between R30 billion and R50 billion and, as previously communicated, comprises of the following key areas:

- capital portfolio phasing and reductions – target of R13 billion to R22 billion;
- capital structuring – target of R8 billion to R12 billion;
- further cash cost reductions – target of R4 billion to R7 billion; and
- working capital and margin improvements – target of R5 billion to R9 billion.

To date, these areas have delivered a cash conservation benefit amounting to R8,9 billion, which is at the upper end of our R6 billion to R10 billion target range for the 2015 financial year.

As part of our Response Plan to a lower-for-longer oil price environment, we are currently working to deliver further sustainable cash cost savings of R1 billion annually by the 2018 financial year. These savings will be achieved through already implemented organisational structure refinements, and the freezing of at least 1 000 non-critical vacancies and focused Supply Chain cost spend reductions.

Strong operational performance supported by resilient margins and effective cost management

Operating Business Units

Mining – unit costs significantly below inflation and improved productivity

Profit from operations of R4 343 million was 77% higher than the prior year. This was mainly as a result of a 2% increase in productivity, the optimisation of production opportunities, benefits of the BPEP of R569 million and higher export coal volumes, which was partially negated by lower export coal prices. Normalised mining unit costs of production decreased by 2% compared to the prior year. Production volumes remained solid, while achieving an 18% improvement in the safety Recordable Case Rate (RCR).



Exploration and Production International – increased gas volumes and impairment charges

Exploration and Production International (E&PI) recorded a loss from operations of R3 170 million compared to a loss from operations of R5 980 million in the prior year.

Our E&PI business generated a profit of R26 million, excluding the partial impairment of our Canadian shale gas operations of R1 296 million, the partial impairment reported during the first half of the financial year of R1 331 million of our Etame assets in Gabon, and a loss of R569 million on exiting the Nigerian upstream licences.

Our Mozambican producing operations recorded a profit of R1 847 million, principally due to favourable gas prices and a 13% increase in gas volumes, coupled with increased cost containment initiatives. Our Gabon assets recorded a loss of R1 124 million compared to a profit of R827 million in the prior year due to lower oil prices. Oil production in Gabon was slightly lower and averaged 16 284 barrels of oil per day (on a gross basis).

Our Canadian shale gas assets in Montney generated a loss from operations of R2 449 million compared to a loss of R7 003 million in the prior year, which included the partial impairment of the assets of R5 308 million (CAD540 million). Due to a further decline in gas prices in North America, we recognised an additional partial impairment of R1 296 million (CAD133 million) on our Canadian shale gas operations during this year. Excluding the effect of the impairment, the loss decreased to R1 153 million compared to R1 695 million in the prior year, mainly due to a lower depreciation rate and operational costs. Our Canadian gas volumes were higher than the prior year.

Despite the impact of lower gas prices and weaker oil prices affecting the profitability of the business, E&PI was able to contribute more than R3 billion to Sasol's cash conservation initiatives during the current year through reduced capital cash flow and exploration spend and cash fixed cost savings.

Strategic Business Units

Energy – improved volumes and cost performance, margins under pressure

Profit from operations of R22 526 million decreased by R8 897 million or 28% compared to the prior year. Production volumes at Secunda Synfuels Operations (SSO) and Natref increased by 2% and 6%, respectively, in comparison with the prior year. SSO produced its highest throughput levels since 2004 and Natref improved production on the back of improved operations stability compared to the prior year.

In South Africa, our Energy Strategic Business Unit (SBU) profitability was enhanced by a 5% increase in liquid fuels sales volumes, compared to the prior year, and higher refining margins on the back of strong product differentials. Despite the 33% decrease in oil prices, our gross margins in this business decreased by only 19% for the year. Through our BPEP, we managed to contain our normalised cash cost increase per unit for the full year to below SA PPI. Gas sales were 1% higher compared to the prior year and our Central Termica de Ressano Garcia joint operation in Mozambique delivered 206 452 megawatt-hours of electricity.

The Energy SBU's share of profit from equity accounted joint ventures of R1 941 million decreased from R3 710 million in the prior year. This was primarily due to lower oil prices and an earlier than planned shutdown at our ORYX GTL facility. The plant achieved an average utilisation rate of 90%, while maintaining a world class safety RCR of 0. In Nigeria, the Escravos gas-to-liquids (EGTL) plant achieved beneficial operation (BO), with its first train achieving BO in June 2014, followed by the second train during November 2014. The EGTL plant continues to ramp up towards design capacity.

Base Chemicals – higher sales volumes and resilient margins

The Base Chemicals SBU delivered a strong performance, increasing profit from operations by 51% to R10 208 million compared to the prior year. Sales volumes, normalised for the sale of our Solvents Germany and SPME operations in the prior year, increased by 2%. Normalised cash fixed costs were contained to below inflation. The negative impact on margins, as a result of a 13% decline in dollar-based sales prices, was partly negated by the weaker rand/US dollar exchange rate. Chemical sales prices displayed some resilience when compared to the crude oil prices over the same period. Profit from operations further benefitted from the reversal of the administrative penalty of R534 million, which was imposed by the Competition Tribunal in June 2014, and the lower depreciation charge amounting to R684 million, which arose from the extension in the useful life of our operating assets in South Africa.

Sasol Limited Group
Overview
(continued)

Performance Chemicals – resilient performance boosted by higher sales volumes
The Performance Chemicals SBU continued to deliver a strong performance, increasing profit from operations by 7% to R12 714 million compared to R11 848 million for the prior year. The financial performance was positively impacted by the R2 021 million impairment reversal of the FT Wax Expansion Project in Sasolburg and the weaker rand/US dollar exchange rate. Normalising for the impairment reversal and the R2 449 million payment received from the European Commission in the prior year, profit from operations increased by 14% compared to the previous financial year. The positive performance is largely as a result of a 2% increase in sales volumes mainly due to improved production output, higher demand, and resilient gross margins, supported by a weaker rand/US dollar exchange rate. In base currency terms, cash fixed costs were maintained within inflation. Our business in the United States (US) realised favourable margins, despite a 33% decrease in oil prices, which negatively impacted the results of our ethylene value chain. Our Eurasian Operations reported a 3% increase in production volumes.

Capital portfolio phasing and reductions
In line with our 30-month Response Plan targets to conserve cash of between R13 billion to R22 billion through capital portfolio phasing and reductions, we revised our forecasted capital expenditure for the year from R50 billion to R45 billion. Actual capital expenditure (cash flow) during the year amounted to R45,1 billion. As a result of the weakening of the rand/US dollar exchange rate, we updated our capital expenditure forecast to R70 billion for 2016 and R65 billion for 2017. Without compromising on safety, reliability and the sustainability of our operations, we continuously reassess and optimise our capital portfolio. Currently, our focus remains on optimising our capital spend on our strategic projects in North America and Southern Africa.

Advancing projects to enable future growth
We are encouraged by the headway we are making in advancing our growth projects:

■ Focusing on our **Operating Business Units (OBUs)** which secure our feedstock supply:

– The development of the Impumelelo and Shondoni collieries, which are part of our Mining OBU's R14,0 billion mine replacement programme, continue to progress steadily. The establishment of these collieries will ensure uninterrupted coal supply to SSO. Project delays were experienced at the Impumelelo and Shondoni collieries due to a slower than expected shaft sinking process and a four-month labour dispute experienced by a mining contractor. BO is now expected in the second half of the 2015 and first half of the 2016 calendar years, respectively. Both projects are expected to be delivered within budget.

– As part of our efforts to grow our footprint in Mozambique, in February 2015, we submitted a field development plan (FDP) for the Production Sharing Agreement (PSA) licence area to the regulatory authorities. The PSA FDP proposes an integrated oil, liquefied petroleum gas (LPG) and gas project adjacent to the Petroleum Production Agreement (PPA) area. As reported previously, we submitted a proposal to enable the development of a fifth train at the Central Processing Facility (CPF) to process additional gas from the PSA licence area, should the FDP be approved. A further update on the investment strategy and monetisation plan will be provided once approval has been received from the relevant authorities in Mozambique.

– In order to sustain our operations and continue to meet contractual sales obligations in Mozambique and in South Africa, we received approval from the Government of Mozambique to expand the annual capacity of the CPF from 167 to 180 billion standard cubic feet of gas per annum. The final investment decision (FID) for this project was taken during June 2015.

– In 2015, Sasol and PetroSA (operator) were awarded an exploration right permit for Block 3A/4A, in the offshore Orange Basin on the west coast of South Africa.

■ Progressing our growth projects within our **Strategic Business Units (SBUs)**:

Expanding our asset base in South Africa

– The R14,2 billion Secunda growth programme is nearing completion with 16 of the 19 projects, which include the gas heated heat exchange reformers, achieving BO. The completed projects ensured the full realisation of the envisaged volume and electricity benefits. The remaining three projects are smaller utility enablers and are expected to reach BO by the end of the 2015 calendar year.

– Our Fischer-Tropsch wax facility in Sasolburg is progressing well, following the finalisation of phase one, with the commissioning of the new slurry bed reactor successfully completed during May 2015. Phase two commissioning is on track to take place during the first half of the 2017 calendar year. The total project cost for both phases remains unchanged at R13,6 billion.

– The R2,4 billion oxygen train expansion project (train 17), which involves the installation of an additional 5 000 tons/day oxygen train on our SSO site is expected to reach BO during the second half of the 2018 calendar year. We are responsible for the enabling works and outside battery limit scope as agreed with the Air Liquide Group. In turn, Air Liquide will construct, operate and maintain the air separation unit on site.

Growing our interests in Mozambique

– The R1,6 billion Loop Line 1 project on the Mozambique to Secunda pipeline reached BO during the last quarter of the 2014 calendar year, on schedule and below budget. Following approval of the pipeline variation plan by the Mozambique regulator, Instituto Nacional de Petróleo, in July 2015, the Loop Line 2 project has progressed to an advanced stage and a FID was made in August 2015.

– We completed the development of the US$246 million, 175 megawatt gas-fired power generation plant in Mozambique, CTRG, in partnership with the country's state-owned power utility, Electridade de Moçambique at Ressano Garcia. All 18 gas engines have been commissioned and BO was reached on 27 February 2015. The plant is producing as planned.

Growing our footprint in the US

– Following the FID to proceed with our world-scale ethane cracker and downstream derivatives complex in Lake Charles, Louisiana (LCCP) at the end of October 2014, significant progress has been made in detailed engineering and infrastructure work at the site. We expect to achieve BO during the 2018 calendar year. The final estimated project cost remains at US$8,9 billion (including infrastructure and utilities). Approximately 80% of the funds required are in place through a combination of project finance and our own equity contributions. The remainder of the funds required will be raised in a phased manner, including accessing capital markets and further equity contributions.

– Our joint venture high-density polyethylene plant with Ineos Olefins & Polymers USA continues to progress on schedule and within budget. BO is expected during the second half of the 2016 calendar year. The complex is expected to produce 470 kilotons annually.

Maintaining our focus on sustainable value creation

We continued to deliver on our broader sustainability and community contributions during the year:

- Safety remains a top priority for Sasol. Our safety RCR for employees and service providers, excluding illnesses, improved to 0,32 at 30 June 2015 (0,36 as at 30 June 2014). Tragically, we experienced one fatality involving a service provider at a mining construction project. Our operations continue to make steady progress in the reduction of process safety and transport incidents.

- During the year, we spent R1,2 billion on skills and socio-economic development, which includes our private/public Ikusasa partnership, bursaries, learnerships and artisan training programmes. As part of our commitment to the communities in which we operate, we invested R152 million in Secunda and R95 million in Sasolburg, with a further R339 million planned for the 2016 and 2017 financial years. Our Ikusasa programme focuses on four areas, namely education, health and wellbeing, infrastructure, and safety and security in the Secunda and Sasolburg regions.

- To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes. We have received decisions on our postponement applications from the National Air Quality Officer, which, while aligned with our requests, imposed stretched targets into our atmospheric emission licences. Our R2,5 billion abatement programme remains on track to achieve our targeted reductions of volatile organic compounds emissions by 2020.

- We continue to measure our comprehensive climate change response in accordance with our key performance indicators. Our total greenhouse gas (GHG) emissions globally decreased to 69,8 million tons compared to 72,3[1] million tons in the prior year, notwithstanding the inclusion of an additional source of GHG emissions. Our GHG emissions intensity (measured in carbon dioxide equivalent per ton of production) increased to 3,60 compared to 3,28[2] in the prior year.

- The 2015 utility Energy Intensity Index (EII) for our operations in South Africa improved by 10,2% on a cumulative basis. The EII, adjusted by 6,4% for growth and own electricity generation, equates to a significant improvement of 16,6%. This exceeds our voluntary Energy Efficiency Accord target of 15% by 1,6 percentage points and demonstrates our commitment to continued energy efficiency.

- During the year, we paid R34,7 billion in direct and indirect taxes to the South African government. Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country's economy.

- We view broad-based black economic empowerment (BBBEE) in South Africa as a business imperative. Our commitment to transformation has seen us record strong BBBEE contributor status ratings. For the 2015 financial year, we reported a level 4 BBBEE contributor status. However, we expect this to decline (likely to level 8) in accordance with the Department of Trade and Industry's revised Codes of Good Practice. We have embarked on a project to assess our BBBEE strategies.

(1) Restated to exclude the ORYX GTL facility's data and the sale of our Sasol Germany operations.
(2) Restated due to the inclusion of an additional source through the natural evolution of GHG inventories.

Proposed carbon tax for South Africa

South Africa's carbon emissions are not expected to increase before 2022, and the implementation of a carbon tax will have a limited effect on emissions. Instead, this carbon regulation will add a further cost burden to the economy.

Although the details of a proposed draft carbon tax legislation is unclear, our concern remains that the proposed carbon tax will diminish South Africa's international competitiveness and result in a range of other unintended consequences. In our view, South Africa needs appropriate incentives to invest in new, more energy efficient processes and projects that will improve our energy security. Sasol continues to engage with the South African Government on the carbon tax issue.

Competition law compliance

On 5 June 2014, the South African Competition Tribunal (the Tribunal) released its decision relating to Sasol Polymers' pricing of propylene and polypropylene. In its decision, the Tribunal found against Sasol Polymers in relation to the pricing of both propylene and polypropylene, for the period in question. The Tribunal imposed an administrative penalty of R534 million. The Tribunal also ordered revised future pricing of propylene and polypropylene. Sasol appealed the Tribunal's ruling to the Competition Appeal Court (CAC).

On 17 June 2015, the CAC delivered its judgement in which it upheld Sasol's appeal and set aside the decision of the Tribunal.

On 23 July 2015, the Competition Commission served its application on the Constitutional Court in which it is seeking leave to appeal the decision of the CAC. Sasol filed its responding affidavit on 6 August 2015. We now await the outcome of this appeal process.

Separately, the Competition Commission is conducting investigations into several industries in which Sasol operates, including the petroleum and polymer industries and has initiated a market inquiry in the South African LPG market. We continue to cooperate with the Competition Commission in these investigations. To the extent appropriate, further announcements will be made in future.

Profit outlook# – solid production performance and cost reductions to continue

The global economic environment remains very volatile and uncertain with global economic growth expected to continue at a moderate and uneven pace over the near-term. We expect oil prices to remain low until the end of the 2017 calendar year. The rand exchange rate is expected to be under pressure mainly as a result of the pace of interest rate increases in the US, as well as concerns regarding the South African economy and local growth rate. Foreign exchange and oil price movements are outside of our influence, hence our focus remains firmly on factors within our control, which include volume growth, margin improvement, cost optimisation and cash conservation. In addition, oil and other commodity price risk hedging are continuously evaluated.

The financial information contained in this profit outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been audited and reported on by the company's auditors.

Sasol Limited Group
Overview
(continued)

We expect an overall strong production performance for the 2016 financial year, with:

- Liquid fuels product volumes for the Energy SBU in Southern Africa to be above 60 million barrels;

- The average utilisation rate at ORYX GTL in Qatar to be above 87% of nameplate capacity, taking a statutory shutdown into account;

- Chemicals sales volumes to be slightly higher than the prior year, with margins in Base Chemicals under pressure and in Performance Chemicals, varied margins expected for our different product streams;

- Average Brent crude oil prices to remain between US$50 and US$60 during the next financial year;

- Cash fixed costs to be below SA PPI, taking into account the R4,0 billion cash cost savings, as a result of the BPEP, with an exit run rate of at least R4,3 billion by the end of financial year 2016;

- Capital expenditure of R70 billion for 2016 and R65 billion in 2017, as we progress with the execution of our growth plan and strategy##;

- Our balance sheet gearing up to a level of between 15% and 30%; and

- The Response Plan cash flow contribution to range between R10 billion and R16 billion.

These estimates may be impacted by further exchange rate volatility or the rate of progress of our LCCP project in the US.

Disposal of a business
In September 2014, we notified our partners in the Nigerian licences OML-140 and OML-145, of our withdrawal from both licences as part of an ongoing restructuring of our asset base. Accordingly, we recognised a loss on disposal of R569 million.

Subsequent events
On 22 July 2015, Sasol entered into an interest rate swap to convert 50% of a US$4 billion term loan facility from a variable interest rate to a fixed interest rate, in terms of the loan agreement. The loan will be utilised to fund the capital expenditure of the LCCP in the US.

Change in Director
Mr Bongani Nqwababa assumed office as Executive Director and Chief Financial Officer of Sasol on 1 March 2015. Mr Paul Victor resigned as Executive Director and acting Chief Financial Officer and returned to his permanent role of Senior Vice President: Financial Control Services on 1 March 2015.

Declaration of cash dividend number 72
A final gross cash dividend of South African 1 150,00 cents per ordinary share (30 June 2014 – 1 350,00 cents per ordinary share) has been declared for the year ended 30 June 2015. The final cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15%. At the declaration date, there are 651 195 116 ordinary, 25 547 081 preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders, who are not exempt from the dividend withholding tax, is 977,50 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 1 150,00 cents per share.

 sasol

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:

Declaration date	Monday, 7 September 2015
Last day for trading to qualify for and participate in the final dividend (cum dividend)	Friday, 2 October 2015
Trading ex dividend commences	Monday, 5 October 2015
Record date	Friday, 9 October 2015
Dividend payment date	Monday, 12 October 2015

The salient dates for holders of our American Depository Receipts are [1]:

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, 7 October 2015
Record date	Friday, 9 October 2015
Approximate date for currency conversion	Tuesday, 13 October 2015
Approximate dividend payment date	Thursday, 22 October 2015

1. All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 12 October 2015, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 12 October 2015.

Share certificates may not be dematerialised or re-materialised between Monday, 5 October and Friday, 9 October 2015, both days inclusive.

On behalf of the board

Mandla SV Gantsho
Chairman

David E Constable
President and
Chief Executive Officer

Bongani Nqwababa
Chief Financial Officer

Sasol Limited
7 September 2015

Sasol Limited Group

The summarised financial statements are presented on a consolidated basis.

Statement of financial position
at 30 June

	2015 Rm	2014 Rm
Assets		
Property, plant and equipment	135 822	111 449
Assets under construction	61 977	51 320
Goodwill	590	644
Other intangible assets	1 703	1 882
Investments in equity accounted joint ventures	10 028	8 280
Investments in associates	1 842	1 877
Post-retirement benefit assets	590	487
Deferred tax assets	1 752	3 143
Other long-term assets	2 617	3 811
Non-current assets	**216 921**	182 893
Assets in disposal groups held for sale	89	1 419
Inventories	23 141	26 758
Trade and other receivables	29 973	30 374
Short-term financial assets	124	420
Cash restricted for use	5 022	1 245
Cash	48 329	37 155
Current assets	**106 678**	97 371
Total assets	**323 599**	280 264
Equity and liabilities		
Shareholders' equity	191 610	170 977
Non-controlling interests	4 873	3 792
Total equity	**196 483**	174 769
Long-term debt	39 269	23 419
Long-term financial liabilities	8	17
Long-term provisions	13 431	15 232
Post-retirement benefit obligations	10 071	9 294
Long-term deferred income	425	293
Deferred tax liabilities	22 570	18 246
Non-current liabilities	**85 774**	66 501
Liabilities in disposal groups held for sale	15	57
Short-term debt	3 331	2 637
Short-term financial liabilities	198	446
Other current liabilities	37 479	35 475
Bank overdraft	319	379
Current liabilities	**41 342**	38 994
Total equity and liabilities	**323 599**	280 264

Income statement

for the year ended 30 June

	2015 Rm	2014 Rm	2013 Rm
Turnover	**185 266**	202 683	169 891
Materials, energy and consumables used	**(80 169)**	(89 224)	(76 617)
Selling and distribution costs	**(6 041)**	(5 762)	(5 102)
Maintenance expenditure	**(7 628)**	(8 290)	(7 243)
Employee-related expenditure	**(22 096)**	(28 569)	(22 477)
Exploration expenditure and feasibility costs	**(554)**	(604)	(1 369)
Depreciation and amortisation	**(13 567)**	(13 516)	(11 121)
Other expenses, net	**(9 912)**	(7 415)	(4 234)
Translation (losses)/gains	**(1 115)**	798	2 892
Other operating expenses	**(10 164)**	(12 522)	(8 889)
Other operating income	**1 367**	4 309	1 763
Operating profit before remeasurement items	**45 299**	49 303	41 728
Remeasurement items	**(807)**	(7 629)	(2 949)
Operating profit after remeasurement items	**44 492**	41 674	38 779
Share of profits of equity accounted joint ventures, net of tax	**2 098**	3 810	1 562
Share of (losses)/profits of associates, net of tax	**(41)**	334	504
Profit from operations	**46 549**	45 818	40 845
Net finance costs	**(956)**	(705)	(1 139)
Finance income	**1 274**	1 220	669
Finance costs	**(2 230)**	(1 925)	(1 808)
Profit before tax	**45 593**	45 113	39 706
Taxation	**(14 431)**	(14 696)	(12 595)
Profit for year	**31 162**	30 417	27 111
Attributable to			
Owners of Sasol Limited	**29 716**	29 580	26 274
Non-controlling interests in subsidiaries	**1 446**	837	837
	31 162	30 417	27 111
Earnings per share	**Rand**	Rand	Rand
Basic earnings per share	**48,71**	48,57	43,38
Diluted earnings per share	**48,70**	48,27	43,30

Sasol Limited Group

Statement of comprehensive income
for the year ended 30 June

	2015 Rm	2014 Rm	2013 Rm
Profit for year	**31 162**	30 417	27 111
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the income statement	**3 604**	4 460	8 153
Effect of translation of foreign operations	**3 590**	4 477	8 114
Effect of cash flow hedges	**–**	(66)	78
Fair value of investments available-for-sale	**16**	34	(17)
Tax on items that can be subsequently reclassified to the income statement	**(2)**	15	(22)
Items that cannot be subsequently reclassified to the income statement	**(593)**	(22)	(338)
Remeasurements on post-retirement benefit obligations	**(847)**	(80)	(497)
Tax on items that cannot be subsequently reclassified to the income statement	**254**	58	159
Total comprehensive income for the year	**34 173**	34 855	34 926
Attributable to			
Owners of Sasol Limited	**32 727**	34 002	34 073
Non-controlling interests in subsidiaries	**1 446**	853	853
	34 173	34 855	34 926

Statement of changes in equity

for the year ended 30 June

	2015 Rm	2014 Rm	2013 Rm
Balance at beginning of year	**174 769**	152 893	127 942
Shares issued on implementation of share options	**144**	373	727
Share-based payment expense	**501**	267	374
Transactions with non-controlling shareholders in subsidiaries	**–**	1	8
Total comprehensive income for the year	**34 173**	34 855	34 926
Dividends paid to shareholders	**(12 739)**	(13 248)	(10 787)
Dividends paid to non-controlling shareholders in subsidiaries	**(365)**	(372)	(297)
Balance at end of year	**196 483**	174 769	152 893
Comprising			
Share capital	**29 228**	29 084	28 711
Share repurchase programme	**(2 641)**	(2 641)	(2 641)
Sasol Inzalo share transaction	**(22 054)**	(22 054)	(22 054)
Retained earnings	**161 078**	144 126	127 996
Share-based payment reserve	**9 651**	9 150	8 883
Foreign currency translation reserve	**18 289**	14 704	10 235
Remeasurements on post-retirement benefit obligations	**(1 976)**	(1 413)	(1 585)
Investment fair value reserve	**42**	28	(3)
Cash flow hedge accounting reserve	**(7)**	(7)	41
Shareholders' equity	**191 610**	170 977	149 583
Non-controlling interests in subsidiaries	**4 873**	3 792	3 310
Total equity	**196 483**	174 769	152 893

Sasol Limited Group

Statement of cash flows
for the year ended 30 June

	2015 Rm	2014 Rm	2013 Rm
Cash receipts from customers	186 839	203 549	169 059
Cash paid to suppliers and employees	(125 056)	(138 100)	(117 153)
Cash generated by operating activities	61 783	65 449	51 906
Cash flow from operations	56 344	67 592	55 184
Decrease/(increase) in working capital	5 439	(2 143)	(3 278)
Finance income received	4 046	5 920	6 063
Finance costs paid	(2 097)	(499)	(523)
Tax paid	(10 057)	(13 647)	(10 367)
Dividends paid	(12 739)	(13 248)	(10 787)
Cash retained from operating activities	40 936	43 975	36 292
Additions to non-current assets	(45 106)	(38 779)	(30 414)
Increase in capital project related payables	2 461	–	–
Acquisition of interests in joint ventures	–	–	(730)
Cash acquired on acquisition of joint ventures	–	–	9
Additional investment in joint ventures	(173)	(632)	(415)
Acquisition of interests in associates	–	(519)	–
Cash acquired on acquisition of associates	–	527	–
(Additional investments)/reimbursement of capital in associate	(415)	616	461
Disposal of businesses	738	1 353	167
Other net cash flow from investing activities	410	(379)	89
Cash used in investing activities	(42 085)	(37 813)	(30 833)
Share capital issued on implementation of share options	144	373	727
Contributions from non-controlling shareholders in subsidiaries	–	3	37
Dividends paid to non-controlling shareholders in subsidiaries	(365)	(372)	(297)
Proceeds from long-term debt	14 543	3 263	9 597
Repayments of long-term debt	(1 663)	(2 207)	(1 763)
Proceeds from short-term debt	2 686	2 346	2 049
Repayments of short-term debt	(2 280)	(2 497)	(1 834)
Cash generated by financing activities	13 065	909	8 516
Translation effects on cash and cash equivalents of foreign operations	3 095	455	583
Increase in cash and cash equivalents	15 011	7 526	14 558
Cash and cash equivalents at beginning of year	38 021	30 555	15 997
Net reclassification to held for sale	–	(60)	–
Cash and cash equivalents at end of year	53 032	38 021	30 555

Salient features

for the year ended 30 June

		2015	2014	2013
Selected ratios				
Return on equity	%	**16,4**	18,5	19,1
Return on total assets	%	**15,8**	17,9	18,7
Operating profit margin	%	**24,0**	20,6	22,8
Finance costs cover	times	**22,8**	94,3	79,4
Dividend cover – Attributable basic earnings per share	times	**2,6**	2,3	2,3
Dividend cover – Headline earnings per share	times	**2,7**	2,8	2,8
Share statistics				
Total shares in issue	million	**679,5**	678,9	677,2
Sasol ordinary shares in issue	million	**651,1**	650,6	648,8
Treasury shares (share repurchase programme)	million	**8,8**	8,8	8,8
Weighted average number of shares	million	**610,1**	609,0	605,7
Diluted weighted average number of shares	million	**610,2**	620,8	606,8
Share price (closing)	Rand	**450,00**	632,36	431,54
Market capitalisation – Sasol ordinary shares	Rm	**292 995**	411 413	279 983
Market capitalisation – Sasol BEE ordinary shares	Rm	**994**	1 330	871
Net asset value per share	Rand	**315,36**	281,68	247,12
Dividend per share	Rand	**18,50**	21,50	19,00
– interim	Rand	**7,00**	8,00	5,70
– final	Rand	**11,50**	13,50	13,30
Other financial information				
Total debt (including bank overdraft)	Rm	**42 919**	26 435	23 653
– interest bearing	Rm	**42 187**	25 830	22 863
– non-interest bearing	Rm	**732**	605	790
Finance expense capitalised	Rm	**1 118**	530	300
Capital commitments (subsidiaries and joint operations)	Rm	**116 236**	59 058	66 061
– authorised and contracted	Rm	**109 448**	66 491	62 330
– authorised, not yet contracted	Rm	**66 266**	44 951	44 244
– less expenditure to date	Rm	**(59 478)**	(52 384)	(40 513)
Capital commitments (equity accounted joint ventures)	Rm	**648**	764	617
– authorised and contracted	Rm	**716**	1 152	880
– authorised, not yet contracted	Rm	**691**	438	438
– less expenditure to date	Rm	**(759)**	(826)	(701)

		2015	2014	2013
Other financial information				
Guarantees, indemnities and contingent liabilities				
– total amount	Rm	**114 926**	42 552	42 721
– liability included in the statement of financial position	Rm	**41 268**	23 733	21 321
Significant items in profit from operations				
– Restructuring costs related to our business performance enhancement programme[1]	Rm	**1 682**	1 131	98
Retrenchment packages provided for	Rm	**165**	269	–
Retrenchment packages settled during the year	Rm	**1 002**	60	–
Accelerated share-based payments	Rm	**157**	417	–
Consultancy costs	Rm	**328**	320	98
System implementation costs	Rm	**30**	65	–
– Share-based payment expenses	Rm	**(881)**	5 652	2 038
Sasol share incentive schemes	Rm	**(1 382)**	5 385	1 666
Sasol Inzalo share transaction[2]	Rm	**501**	267	372
Directors' remuneration, excluding long-term incentives	Rm	**91**	94	98
Share options granted to directors – cumulative	000	**–**	–	47
Share appreciation rights with no performance targets granted to directors – cumulative	000	**7**	14	63
Share appreciation rights with performance targets granted to directors – cumulative	000	**535**	535	780
Long-term incentive rights granted to directors – cumulative	000	**195**	157	198
Sasol Inzalo share rights granted to directors – cummulative	000	**25**	25	50
Effective tax rate	%	**31,7**	32,6	31,7
Number of employees[3]	number	**30 919**	33 400	33 746
Average crude oil price – dated Brent	US$/barrel	**73,46**	109,40	108,66
Average rand/US$ exchange rate	1US$ = Rand	**11,45**	10,39	8,85
Closing rand/US$ exchange rate	1US$ = Rand	**12,17**	10,64	9,88

1 In addition to these costs, an additional R224 million (2014 – R148 million) of internal resources was allocated to the project, bringing the total spend for the year to R1 906 million (2014 – R1 279 million).

2 Includes a share-based payment expense of R280 million relating to the partial refinancing of the Sasol Inzalo transaction.

3 The total number of employees includes permanent and non-permanent employees and the group's share of employees within joint operations, but excludes contractors, equity accounted joint ventures' and associates' employees.

	2015 Rm	2014 Rm	2013 Rm
Reconciliation of headline earnings			
Earnings attributable to owners of Sasol Limited	**29 716**	29 580	26 274
Effect of remeasurement items for subsidiaries and joint operations	**807**	7 629	2 949
Impairment of property, plant and equipment	**294**	3 289	206
Impairment of assets under construction	**2 555**	2 625	2 096
Impairment of investment in equity accounted joint venture	**–**	275	–
Impairment of other intangible assets	**3**	79	166
Other impairments	**1**	3	23
Reversal of impairment	**(2 036)**	(1)	(33)
(Profit)/loss on disposal of non-current assets	**(93)**	45	1
Loss/(profit) on disposal of investment in businesses	**410**	747	(85)
Fair value gain on acquisition of businesses	**–**	(110)	(233)
Scrapping of non-current assets	**549**	634	339
Write off of unsuccessful exploration wells	**–**	43	469
Realisation of foreign currency translation reserve	**(876)**	–	–
Tax effects and non-controlling interests	**(165)**	(582)	(752)
Effect of remeasurement items for equity accounted joint ventures and associates			
Gross remeasurement items	**(1)**	13	3 538
Tax effects	**–**	–	(140)
Headline earnings	**30 357**	36 640	31 869
Headline earnings adjustments per above			
Mining	**31**	7	7
Exploration and Production International	**3 126**	5 472	428
Energy	**(104)**	60	122
Base Chemicals	**92**	1 765	3 983
Performance Chemicals	**(1 804)**	254	1 835
Group Functions	**(535)**	84	112
Remeasurement items	**806**	7 642	6 487
Headline earnings per share Rand	**49,76**	60,16	52,62
Diluted headline earnings per share Rand	**49,75**	59,64	52,53

The reader is referred to the definitions contained in the 2014 Sasol Limited financial statements.

Basis of preparation

The summarised consolidated financial statements are prepared in accordance with the JSE Limited's (JSE) requirements for summary financial statements, and the requirements of the Companies Act applicable to summary financial statements. The JSE requires summary financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34, *Interim Financial Reporting*.

The summarised consolidated financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board.

These summarised consolidated financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.

The summarised consolidated financial statements are presented in South African rand, which is Sasol Limited's functional and presentation currency.

The summarised consolidated financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the summarised consolidated financial statements. Bongani Nqwababa CA(Z), Chief Financial Officer, is responsible for this set of summarised consolidated financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Control Services, Paul Victor CA(SA).

Accounting policies

The accounting policies applied in the preparation of these summarised consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2014.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Reassessment of useful lives of assets

On 1 July 2014, we operationalised our Project 2050 initiative to extend the lifespan of Sasolburg and Natref operations to 2034 and our Secunda operations to 2050. The extension of useful lives has been accounted for as a change in estimate and has been applied prospectively.

The change in useful lives estimate of the affected assets has impacted the following lines in the financial statements:

	Decrease in depreciation charge*			Decrease in the rehabilitation provision**		
	Profit before tax Rm	Tax Rm	Profit after tax Rm	Profit before tax Rm	Tax Rm	Profit after tax Rm
Mining	82	(23)	**59**	–	**–**	–
Exploration and Production International	–	–	**–**	–	**–**	–
Energy	486	(136)	**350**	1 178	**(330)**	848
Base Chemicals	684	(192)	**492**	502	**(141)**	361
Performance Chemicals	115	(32)	**83**	145	**(41)**	104
Group Functions	2	(1)	**1**	–	**–**	–
Total operations	**1 369**	**(384)**	**985**	**1 825**	**(512)**	**1 313**

*The expected impact of the reassessment of useful lives on depreciation in future periods is limited to the recognition of the assets over their extended useful lives and is accordingly R1 369 million per year, assuming all the other variables remain unchanged.

**The expected future impact on the rehabilitation provision will be recognised through the unwinding of the provision over a longer period. Accordingly, before consideration of future expansion and assuming no changes in discount rates or other assumptions, the future impact is R1 825 million.

Financial Instruments

Fair value

Valuation techniques and assumptions utilised for the purpose of calculating fair value

The group does not hold any financial instruments traded in an active market, except for the investment in listed equity instruments. Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair Value hierarchy

The following table is provided representing the assets and liabilities measured at fair value at reporting date, or for which fair value is disclosed at 30 June 2015. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below:

Level 1   Quoted prices in active markets for identical assets or liabilities.
Level 2   Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3   Inputs for the asset or liability that are unobservable.

Sasol Limited Group
Accounting policies
(continued)

Instrument	IFRS 13 fair value hierarchy	Fair Value Rm	Valuation method	Significant inputs
Financial Assets				
Investments in listed securities; cash and cash equivalents	Level 1	53 571	Fair Value	Quoted market price for the same or similar instruments
Derivative assets	Level 2	124	Forward rate interpolator model, using an appropriate currency specific discount curve	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices
Investments in unlisted securities; long-term receivables; other long-term instruments; trade and other receivables	Level 3	26 538	Discounted cash flow valuation	Market related interest rates
Financial Liabilities				
Listed long-term debt	Level 1	12 292	Fair Value	Quoted market price for the same or similar instruments
Derivative liabilities	Level 2	206	Forward rate interpolator model, using an appropriate currency specific discount curve	Forward exchange contracted rates, market foreign exchange rates, forward contract rates, market commodity prices
Unlisted long-term debt; short-term debt; trade and other payables	Level 3	52 635	Discounted cash flow valuation	Market related interest rates

Independent auditor's report on summary financial statements

To the shareholders of Sasol Limited

The summary consolidated financial statements of Sasol Limited, set out on pages 1 and 12 to 22 of the *Sasol Limited Financial Results for the year ended 30 June 2015*, which comprise the summary consolidated statement of financial position as at 30 June 2015, and the summary consolidated income statement, the summary consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and related notes, are derived from the audited consolidated financial statements of Sasol Limited for the year ended 30 June 2015. We expressed an unmodified audit opinion on those consolidated financial statements in our report dated 4 September 2015. Our auditor's report on the audited consolidated financial statements contained an Other Matter paragraph: "Other Reports Required by the Companies Act" (refer below).

The summary consolidated financial statements do not contain all the disclosures required by International Financial Reporting Standards and the requirements of the Companies Act of South Africa as applicable to annual financial statements. Reading the summary consolidated financial statements, therefore, is not a substitute for reading the audited consolidated financial statements of Sasol Limited.

Directors' Responsibility for the Summary Consolidated Financial Statements

The directors are responsible for the preparation of a summary of the audited consolidated financial statements in accordance with the JSE Limited's (JSE) requirements for summary financial statements, set out in the "Basis of preparation and accounting policies" section on page 20 of the summary consolidated financial statements, and the requirements of the Companies Act of South Africa as applicable to summary financial statements, and for such internal control as the directors determine is necessary to enable the preparation of summary consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the summary consolidated financial statements based on our procedures, which were conducted in accordance with International Standard on Auditing (ISA) 810, *Engagements to Report on Summary Financial Statements*.

Opinion

In our opinion, the summary consolidated financial statements derived from the audited consolidated financial statements of Sasol Limited for the year ended 30 June 2015 are consistent, in all material respects, with those consolidated financial statements, in accordance with the JSE's requirements for summary financial statements, set out in the "Basis of preparation and accounting policies" section on page 20 of the summary consolidated financial statements, and the requirements of the Companies Act of South Africa as applicable to summary financial statements.

Other Reports Required by the Companies Act

The "Other Reports Required by the Companies Act" paragraph in our audit report dated 4 September 2015 states that as part of our audit of the consolidated financial statements for the year ended 30 June 2015, we have read the Directors' Report, the Audit Committee's Report and the Company Secretary's Certificate for the purpose of identifying whether there are material inconsistencies between these reports and the audited consolidated financial statements. These reports are the responsibility of the respective preparers. The paragraph also states that, based on reading these reports, we have not identified material inconsistencies between these reports and the audited consolidated financial statements. The paragraph furthermore states that we have not audited these reports and accordingly do not express an opinion on these reports. The paragraph does not have an effect on the summary consolidated financial statements or our opinion thereon.

Other Matter

We have not audited future financial performance and expectations expressed by the directors, the ratios and share statistics (market capitalisation and net asset value per share) on page 17, or the non-financial information included in the accompanying summary consolidated financial statements, and accordingly do not express a conclusion thereon.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc
Director: PC Hough
Registered Auditor

Sunninghill
4 September 2015

Sasol Limited Group

Restated segments

To reflect our new operating model, our financial reporting has been updated and new reportable segments have been restated accordingly. The restated reportable segments are presented below.

Segmental analysis
for the year ended 30 June 2014

	Operating Business Units	
	Mining Rm	Exploration and Production International Rm
Turnover		
External	2 154	2 990
Intersegment	11 980	2 218
Total turnover	14 134	5 208
Operating profit/(loss) before remeasurement items and translation gains/(losses)	2 463	(378)
Translation gains/(losses)	(3)	(130)
Operating profit/(loss) before remeasurement items	2 460	(508)
Remeasurement items	(7)	(5 472)
Operating profit/(loss) after remeasurement items	2 453	(5 980)
Share of profits of equity accounted joint ventures, net of tax	–	–
Share of profits/(losses) of associates, net of tax	–	–
Profit/(loss) from operations	2 453	(5 980)
Depreciation of property, plant and equipment	1 211	2 654
Amortisation of intangibles	–	23
EBITDA	3 664	(3 303)
Statement of financial position		
Property, plant and equipment	10 578	10 496
Assets under construction	6 380	7 888
Other intangible assets	9	64
Other non-current assets [1]	527	–
Current assets [1]	1 726	2 869
Total external assets[1]	19 220	21 317
Non-current liabilities [1]	4 360	3 287
Current liabilities [1]	2 402	1 486
Total external liabilities[1]	6 762	4 773
Cash flow information		
Cash flow from operations	3 921	2 659
Additions to non-current assets	5 837	4 564
Capital commitments		
Subsidiaries and joint operations	7 532	6 639
Equity accounted joint ventures and associates	–	–
Total capital commitments	7 532	6 639
Number of employees[2]	8 435	527

1 Excludes deferred tax asset, deferred tax liability, tax receivable, tax payable and post-retirement benefit assets.
2 Includes permanent and non-permanent employees.

	Strategic Business Units			Other	
Energy Rm	Base Chemicals Rm	Performance Chemicals Rm		Group Functions Rm	Total operations Rm
84 632	42 262	70 592		53	**202 683**
1 420	2 778	2 982		–	**21 378**
86 052	45 040	73 574		53	**224 061**
27 931	7 802	12 074		(1 387)	**48 505**
(179)	255	27		828	**798**
27 752	8 057	12 101		(559)	**49 303**
(47)	(1 765)	(254)		(84)	**(7 629)**
27 705	6 292	11 847		(643)	**41 674**
3 710	100	–		–	**3 810**
8	350	1		(25)	**334**
31 423	6 742	11 848		(668)	**45 818**
3 174	3 281	2 497		382	**13 199**
27	26	91		150	**317**
34 624	10 049	14 436		(136)	**59 334**
29 378	33 466	25 124		2 407	**111 449**
11 029	8 945	16 088		990	**51 320**
123	309	882		495	**1 882**
8 140	2 938	1 685		1 322	**14 612**
19 893	13 393	27 497		31 443	**96 821**
68 563	59 051	71 276		36 657	**276 084**
6 775	3 848	8 287		21 698	**48 255**
13 610	4 008	8 722		7 669	**37 897**
20 385	7 856	17 009		29 367	**86 152**
31 267	13 021	14 933		1 791	**67 592**
8 946	7 940	10 358		1 134	**38 779**
18 841	10 271	15 272		503	**59 058**
747	17	–		–	**764**
19 588	10 288	15 272		503	**59 822**
5 219	6 220	6 112		6 887	**33 400**

Sasol Limited Group

Segmental analysis
for the year ended 30 June 2013

| | Operating Business Units | |
	Mining Rm	Exploration and Production International Rm
Turnover		
External	1 833	2 177
Intersegment	10 491	1 457
Total turnover	12 324	3 634
Operating profit/(loss) before remeasurement items and translation gains/(losses)	2 216	(1 192)
Translation gains/(losses)	5	(266)
Operating profit/(loss) before remeasurement items	2 221	(1 458)
Remeasurement items	(7)	(428)
Operating profit/(loss) after remeasurement items	2 214	(1 886)
Share of profits/(losses) of equity accounted joint ventures, net of tax	–	–
Share of profits/(losses) of associates, net of tax	–	–
Profit/(loss) from operations	2 214	(1 886)
Depreciation of property, plant and equipment	999	2 511
Amortisation of intangibles	–	12
EBITDA	3 213	637
Statement of financial position		
Property, plant and equipment	8 816	11 642
Assets under construction	3 315	9 114
Other intangible assets	7	59
Other non-current assets[1]	484	1
Current assets[1]	1 400	4 191
Total external assets[1]	14 022	25 007
Non-current liabilities[1]	1 863	2 802
Current liabilities[1]	1 902	1 580
Total external liabilities[1]	3 765	4 382
Cash flow information		
Cash flow from operations	3 386	1 742
Additions to non-current assets	3 482	4 064
Capital commitments		
Subsidiaries and joint operations	9 751	5 353
Equity accounted joint ventures and associates	–	–
Total capital commitments	9 751	5 353
Number of employees[2]	8 140	487

1 Excludes deferred tax asset, deferred tax liability, tax receivable, tax payable and post-retirement benefit assets.
2 Includes permanent and non-permanent employees.

	Strategic Business Units			Other	
	Energy Rm	Base Chemicals Rm	Performance Chemicals Rm	Group Functions Rm	Total operations Rm
	71 342	41 174	53 352	13	**169 891**
	610	2 463	2 063	–	**17 084**
	71 952	43 637	55 415	13	**186 975**
	24 550	4 284	8 589	389	**38 836**
	(152)	964	159	2 182	**2 892**
	24 398	5 248	8 748	2 571	**41 728**
	(122)	(433)	(1 847)	(112)	**(2 949)**
	24 276	4 815	6 901	2 459	**38 779**
	2 694	(1 186)	54	–	**1 562**
	3	517	–	(16)	**504**
	26 973	4 146	6 955	2 443	**40 845**
	2 602	2 776	1 689	335	**10 912**
	26	26	41	104	**209**
	29 601	6 948	8 685	2 882	**51 966**
	27 097	33 786	17 443	2 205	**100 989**
	7 120	7 686	11 586	1 044	**39 865**
	59	136	674	483	**1 418**
	9 214	3 248	1 375	784	**15 106**
	19 285	18 032	18 551	24 423	**85 882**
	62 775	62 888	49 629	28 939	**243 260**
	6 959	3 954	7 109	20 019	**42 706**
	11 145	4 601	8 663	5 701	**33 592**
	18 104	8 555	15 772	25 720	**76 298**
	26 745	8 263	10 444	4 604	**55 184**
	7 959	6 156	7 885	868	**30 414**
	20 623	12 279	17 322	733	**66 061**
	550	67	–	–	**617**
	21 173	12 346	17 322	733	**66 678**
	5 254	6 727	5 918	7 220	**33 746**

Sasol Limited Group

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Directors (Non–Executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*,
Ms NNA Matyumza*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*, Mr PJ Robertson (British and
American)*, Prof JE Schrempp (German)^, Mr S Westwell (British)*

Directors (Executive): Mr DE Constable (President and Chief Executive Officer) (Canadian),
Mr B Nqwababa (Chief Financial Officer), Ms VN Fakude
*Independent ^Lead independent director

Company Secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

	JSE	**NYSE**
Ordinary shares		
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006
Sasol BEE Ordinary shares		
Share code:	SOLBE1	
ISIN:	ZAE000151817	

American depository receipts (ADR) program:

Cusip number 803866300   ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286,
United States of America



Disclaimer – Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 29 September 2014 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Comprehensive additional information is available on our website: www.sasol.com

Notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 07, 2015

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary